SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. __)
KIMBER RESOURCE, INC.
(Name of Issuer)
Common Shares, no par value

49435N101
(Title of class of securities)

(CUSIP number)
James J. Puplava
1081 Thornmint Road, Suite 100
San Diego, CA 92127
 (858) 487 - 3939
(Name, address and telephone number of person authorized to receive notices and communications)
September 6, 2006
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing
this schedule because of Rule 13d-1(b)(3) or (4),check the following box   [_].
Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission
See Rule 13d-1(a) for other parties to whom copies are to be sent.
(Continued on following page(s))
(Page 1 of 14 Pages)
CUSIP No. 49435N101
13D
Page 2 of 16 Pages

1
NAME OF REPORTING PERSON:  . James J. Puplava
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:   ____________**
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  PF; AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
 IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF
SHARES
7
SOLE VOTING POWER
 1,352,614
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER
3,083,586:
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:
	0
PERSON WITH
10
SHARED DISPOSITIVE POWER
4,976,100:
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:
4,976,100
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	8.5%
10.5%
14
TYPE OF REPORTING PERSON: IN
CUSIP No. 49435N101
13D
Page 3 of 14 Pages

1
NAME OF REPORTING PERSON:  .Mary Puplava
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:  **
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  PF; AF,
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF
SHARES
7
SOLE VOTING POWER:	539,900
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:	3,083,586
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:	0
PERSON WITH
10
SHARED DISPOSITIVE POWER:	4,976,100
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:	4,976,100
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	10.5%
14
TYPE OF REPORTING PERSON: INCUSIP No. 49435N101
13D
Page 4 of 14 Pages

1
NAME OF REPORTING PERSON:  Puplava Financial Services, Inc.
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:  **
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  California
NUMBER OF
SHARES
7
SOLE VOTING POWER:	2,495,800
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:	505,400
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:	2,495,800
PERSON WITH
10
SHARED DISPOSITIVE POWER:	505,400
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:	3,001,200
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	6.4%
14
TYPE OF REPORTING PERSON:COCUSIP No. 49435N101
13D
Page 5 of 14 Pages

1
NAME OF REPORTING PERSON:  .Puplava Securities, Inc.
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:  WC
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION: California
NUMBER OF
SHARES
7
SOLE VOTING POWER:

BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:
505,400
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:

PERSON WITH
10
SHARED DISPOSITIVE POWER:
505,400
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:
505,400
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
1.1%
14
TYPE OF REPORTING PERSON: BD








CUSIP No. 49435N101
13D
Page 6 of 14 Pages

1
NAME OF REPORTING PERSON:  Puplava Family Trust
S.S. OR I.R.S. IDENTIFICATION NO.
OF ABOVE PERSON:  _________________
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) [x]
(b) [_]
3
SEC USE ONLY
4
SOURCE OF FUNDS:   AF
5
CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):
[_]
6
CITIZENSHIP OR PLACE OF ORGANIZATION:  United States
NUMBER OF
SHARES
7
SOLE VOTING POWER:
82,386
BENEFICIALLY
OWNED BY
8
SHARED VOTING POWER:
0
EACH
REPORTING
9
SOLE DISPOSITIVE POWER:
82,386
PERSON WITH
10
SHARED DISPOSITIVE POWER:
0
11
AGGREGATE AMOUNT BENEFICIALLY OWNED BY
REPORTING PERSON:
82,386
12
CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
[_]
13
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
0.2%
14
TYPE OF REPORTING PERSON: OO

      ITEM 1.	SECURITY AND ISSUER
      This report pertains to the common shares, no par value, of Kimber Resources Inc., a British Columbia, Canada corporation (the Company).
      ITEM 2.	IDENTITY AND BACKGROUND
      The persons and entities filing this statement (the Reporting Persons) are as follows:
James J. Puplava
10801 Thornmint Road, Suite 100
San Diego, California 92127

      Mr. Puplavas principal occupation is Chairman, President,
Chief Executive Officer and Secretary of Puplava Financial Services, Inc. and Chairman, President, Chief Executive Officer and Chief Financial Officer of Puplava Securities, Inc.

Mary Puplava
10801 Thornmint Road, Suite 100
San Diego, California 92127

      Mrs. Puplavas principal occupation is Vice President, Chief Financial Officer and Treasurer of Puplava Financial Services, Inc., and Secretary of Puplava Securities, Inc..

Puplava Financial Services, Inc.
10801 Thornmint Road, Suite 100
San Diego, California 92127

      Puplava Financial Services, Inc. is a California corporation engaged in the investment advisory business. Puplava Financial Services, Inc. is registered as an investment advisor with the United States Securities and Exchange Commission.

Puplava Securities, Inc.
10801 Thornmint Road, Suite 100
San Diego, California 92127

      Puplava Securities Services, Inc. is a California corporation and is a securities broker-dealer.

Puplava Family Trust
10801 Thornmint Road, Suite 100
San Diego, California 92127

      James Puplava and Mary Puplava are the shareholders, directors and executive officers of Puplava Financial Services, Inc. (Puplava Financial), and are the directors and executive officers of Puplava Securities, Inc. (Puplava Securities). Puplava Securities is a wholly owned subsidiary of Puplava Financial. James and Mary Puplava are the trustees of the Puplava Family Trust (Puplava Trust).

      None of the Reporting Persons or entities named above was convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

      None of the Reporting Persons named above was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, resulting from any civil proceeding of a judicial or administrative body of competent jurisdiction to which such person was a party during the past five years.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
      The information on each Reporting Persons respective cover sheet is incorporated by reference herein.

ITEM 4.	PURPOSE OF TRANSACTION

      (a)	None of the Reporting Persons has any plans or proposals which relate to or would result in the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company. However, each Reporting Person may from time to time purchase or sell shares in transactions executed on the American Stock Exchange or in privately negotiated transactions, and James Puplava may exercise stock options that he holds.

      (b)	None of the Reporting Persons has any plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries. However, the Reporting Persons believe that the goal of the Companys management should be to attain the Companys full potential. In that regard the Reporting Persons reserve the right to devise and propose any plan or transaction, to consider any plan or transaction proposed by others, and to support and vote their shares (and in the case of Mr. Puplava, to vote as a director) in favor of any plan or transaction that may be submitted to the shareholders for approval if they believe the plan or transaction would assist the Company in attaining its full potential and value .

      (c)	None of the Reporting Persons has any plans or proposals which relate to or would result in a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries. However, as stated above, the Reporting Persons reserve the right to devise and propose any plan or transaction, to consider any plan or transaction proposed by others, and to support and vote their shares (and in the case of Mr. Puplava, to vote as a director) in favor of any plan, transaction or other proposal that may be submitted to the shareholders for approval if they believe the plan, transaction, or other proposal would assist the Company in attaining its full potential and value. Without limiting the generality of the preceding sentence, the Reporting Persons may propose or support one or more joint ventures or other arrangements between the Company and one or more other mining companies for the exploration and development of the Companys mining properties or mining properties that may be acquired in the future.

      (d)	Mr. Puplava is a director of the Company.  During the past
several months, in his capacity as a director and in fulfillment of his fiduciary duties to the Company and its shareholders, Mr. Puplava engaged in discussions with other members of the board of directors, at board of directors meetings and otherwise, during which he expressed dissatisfaction with certain matters, including the performance of the Company, the results of the Companys gold and silver exploration and development program, and corporate governance.

      Mr. Puplavas concerns include the following:

      The board of directors previously approved employment agreements with certain executive officers of the Company, and had expressed its willingness to consider a new executive employment agreement, containing severance provisions that Mr. Puplava believes to be excessive golden parachutes that could have the effect of (a) transferring shareholder value to an executive who is no longer working for the Company, without a corresponding benefit to the Company and itsshareholders, and (b) impair the value of the Company to any prospective purchaser or merger partner because the severance benefits would become payable in the event of the termination of the executives employment following a change of control of the Company.

      The recent resignations of the Companys vice president of development and its chief financial officer and accountant has weakened management. Mr. Puplava has encouraged the Company to re-hire these executives. Mr. Puplava believes that the circumstances and implications of the resignation of these officers was not fully disclosed to the board of directors.

      A corporate opportunity that Mr. Puplava believes would have benefited the Company was appropriated by a private corporation owned by certain officers and directors of the Company.

      A potential opportunity to forge a strategic relationship with a larger mining company that might provide the Company with financing and technical support for the Companys Monterde project was not timely or properly disclosed to the board by the senior executive officers and directors of the Company.

      The board of directors has failed to take steps necessary to resolve these matters to Mr. Puplavas satisfaction. Frustrated with the boards intransigence, on September 6, 2006, Mr. Puplava delivered a letter to the board of directors of the Company expressing his continued dissatisfaction with these matters and requesting that the board of directors appoint an independent litigation committeeto investigate those matters. He also cautioned that it would be inappropriate for the board or executive management to approve or take actions out of the ordinary course of business prior to a shareholder vote on the election of directors, and that managements plan to add a new member to the board of directors and to approve a new employment agreement containing a golden parachute provision should be postponed.
Mr. Puplavas letter informed the board that he was prepared to commence a proxy contest if necessary to effect a change in the composition of the board of directors.

      Rather than taking steps to rectify the problems addressed in the letter and previously addressed in board discussions, the
Companys management caused the Company to issue a press release publicly dismissing Mr. Puplavas concerns. The Companys management also caused the Company to attach a copy of Mr.
Puplavas letter as an exhibit to a report on Form 6K filed with the Securities and Exchange Commission.

      The Reporting Persons are in the process of organizing a slate of candidates to seek election as directors of the Company inplace of the incumbent directors (other than Mr. Puplava). Mr. Puplava desires to bring onto the board of directors people who have significant experience in geology, mining, finance and corporate governance. The Reporting Persons plan to take the actions necessary to call a special meeting of the shareholders of the Company for the purpose of voting to remove the incumbent directors (other than Mr. Puplava) and to elect a new board of directors. If successful, the new board would remove and replace the incumbent executive officers of the Company.

      The Reporting Persons intend to vote their Shares for the removal of the incumbent board (other than Mr. Puplava) and for the election of the nominees proposed by the Reporting Persons. The Reporting Persons also plan to solicit proxies from other shareholders of the Company in order to obtain authority to vote those shares for the removal of the incumbent directors (other than Mr. Puplava) and the election of the slate of nominees proposed by the Reporting Persons.

      Each Reporting Person may vote their Shares in the election of directors and on any other matter that is submitted to a vote of shareholders of the Company;

      While Mr. Puplava is prepared to commence a proxy solicitation. if necessary to effect management changes to his satisfaction, no shareholder meeting of the Company has been called to date and no dissident proxy circular has been filed. Accordingly, Mr. Puplava is not currently conducting, nor does this Report constitute a solicitation of proxies in respect of the Company

      (e)	None of the Reporting Persons has any plans or
proposals which relate to or would result in any material change in the present capitalization or dividend policy of the issuer. The Reporting Persons reserve the right to initiate, propose, support, or oppose any plan or proposal relating to the Companys capitalization or dividend policy, and to vote their Shares (and in the case of Mr. Puplava, to vote as a director) for or against any such proposal that might be submitted to the shareholders for a vote, consent, or approval.

      (f)	None of the Reporting Persons has any plans or
proposals which relate to or would result in any other change in the Companys business or corporate structure, except for changes in the management of the Company through the election of new directors followed by a change in some or all the executive officers of the Company. The goal of the Reporting Persons is to effect changes in the management and operation of the Companys business necessary to improve the results of its gold and silver exploration and development activities.

      The Reporting Persons believe that the Company can best attain its full potential and value by improving the manner in which it is conducting its gold and silver exploration and development activities. In Mr. Puplavas opinion, under its present management the Company has consistently failed to achieve publicly stated goals and objectives, including resource estimates and finding silver and gold, and management has incurred constant delays in the pre-feasibility study on the Companys Carmen deposit. Mr. Puplava believes that the Companys continuing failure to meet these objectives has resulted in the underperformance of the Companys share price compared to other companies in its peer group, including a recent steep decline in the value of Company shares. As a result, Mr. Puplava believes that the market value of the Companys shares does not reflect the full value of the Companys assets.

      The Company will need additional capital and management resources to improve the results of its gold and silver exploration and development activities. The Reporting Persons believe that the Company should explore the possibility of entering into a cooperative arrangement with a larger, well capitalized mining company for the development of the Companys mining properties. Such an arrangement could provide a source of financing for the Companys operations and a source of additional expertise. A wide array of possible arrangements could be considered, including but not limited to an equity investment in the Company by a larger mining concern or one or more exploration and development joint ventures.

      The Reporting Persons reserve the right to initiate, propose, support, or oppose any plan or proposal or transaction relating to the Companys business or corporate structure, and to vote their Shares (and in the case of Mr. Puplava, to vote as a director),for or against any such plan, proposal or transaction that might be submitted to the shareholders for a vote, consent, or approval.

      (g)	The Reporting Persons plan to propose an amendment
to the Companys articles of incorporation that would remove the provisions creating a classified or staggered board. The current provision classifies the board into three classes of directors, with two directors in each class. The terms of the three classes of directors are staggered such that the directors in each class serve for a three year term, with one class of two directors coming up for election at each annual general meeting. If approved by the shareholders, the amendment would provide that all of the directors would be elected to serve for a one year term that will expire at the following annual general meeting of shareholders.

      None of the Reporting Persons has any plans or proposals which relate to or would result in changes in the Companys charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; provided, that each Reporting Person may vote their Shares, and to vote as directors if elected to the board of directors, on any such matter that may be submitted to a vote of shareholders of the Company.

      The Reporting Persons plan to oppose any change to the charter, bylaws, or instruments corresponding thereto if such changes would, in the opinion of the Reporting Persons, (i) result in the division of the board of directors into separate classes with staggered terms of office, or (ii) otherwise make it more difficult for the shareholders of the Company to remove directors individually or to remove the board of directors as a whole, or (iii) give incumbent directors (whenever elected) different or special voting powers or approval powers than other directors, or otherwise treat the approval of any matter by incumbent directors (whenever elected) differently from an approval by other directors.

      (h)	None of the Reporting Persons has any plans or proposals
which relate to or would result in causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities exchange;

      (i)	None of the Reporting Persons has any plans or proposals
which relate to or would result in a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

      (j)	None of the Reporting Persons has any specific plans
or proposals at this time which relate to or would result in any action similar to any of those enumerated above. However, the Reporting
Persons reserve the right to initiate, propose, support, or oppose any such plan or proposal and to vote their Shares for or against any such proposal that might be submitted to the Shareholders for a vote, consent, or approval.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

      (a)	As of the date of this statement, each of the Reporting
      Persons beneficially owned the Shares and the percentage of the outstanding Shares of the Company shown their respective cover page, which information is incorporated by reference herein by such Reporting Person. The percentages are based upon the number of shares shown as outstanding on the Companys share register as at September 21, 2006, as communicated to the Reporting Persons by the Companys transfer agent and registrar at such date. The Shares owned by James Puplava include 140,000 Shares that he may acquire upon the exercise of stock options, which are treated as outstanding for the purpose of determining the percentage of outstanding Shares that he and Mary Puplava own..

      (b)	As of the date of this statement, each of the Reporting
      Persons had the sole or shared power to vote or direct the vote, and the shared power to dispose or to direct the disposition of the Shares shown on their respective cover page, which information is incorporated by reference herein by such person.

Mr. and Mrs. Puplava have the power to control Puplava Financial and Puplava Securities in their capacities as shareholders, officers and directors of Puplava Financial and in their capacities as officers and directors of Puplava Securities, and can be deemed to beneficially own the Shares owned by those companies.

As trustees of the Puplava Family Trust, Mr. and
Mrs. Puplava control the Shares owned by the Trust and can be deemed to beneficially own the shares owned by the Trust.

James J. Puplava and Mary Puplava are husband and wife, and may be deemed to beneficially own any Shares beneficially owned by the other. Mary Puplava holds 44,100 Shares in a revocable trust. 1,142,614 of the Shares beneficially owned by Mr. Puplava and 495,800 of the Shares beneficially owned by Mr. Puplava are held in a 401(k) plan through which Mr. and Mrs. Puplava have the power to purchase additional shares, and to vote and to sell shares held in their respective accounts.

For purposes of this Report, (a) James Puplava is assumed to have sole voting power of Shares registered in his name, and to have shared dispositive power with respect to Shares registered in the name of Mary Puplava, (b) Mary Puplava is assumed to have sole voting power of Shares registered in her name, and to have shared dispositive power with respect to Shares registered in the name of James Puplava, and
(c) James and Mary Puplava are assumed to have shared voting and shared dispositive power over Shares owned by Puplava Financial, Puplava Securities, and the Puplava Trust.

The Shares shown in this Report as beneficially owned by the Reporting Persons do not include Shares owned by clients of Puplava Financial and Puplava Securities, as to which the Reporting Persons disclaim beneficial ownership.

	(C)	During the last 60 days the Reporting Persons
acquired the following Shares: James Puplava purchased 50,000 Shares on September 6, 2006 through the exercise of stock options at a price of Cdn $1.77 per share, 20,000 Shares on September 6, 2006 through the exercise of stock options at a price of Cdn $1.65 per share; and 2,700 Shares on September 15, 2006 in market transactions on the Toronto Stock Exchange at a price of Cdn $2.134 per share; Puplava Financial purchased 28,000 Shares on September 15, 2006 in market transactions on the Toronto Stock Exchange at a price of Cdn $2.125 per share; Puplava Securities purchased 43,600 Shares on August 18, 2006 in market transactions on the Toronto Stock Exchange at a price of Cdn $2.01 per share and 28,400 Shares on September 15, 2006 in market transactions on the Toronto Stock Exchange at a price of Cdn $2.125 per share;Puplava Trust purchased 10,000 Shares on September 15, 2006 in market transactions on the Toronto Stock Exchange at a price of Cdn $2.127 per share; and Mary Puplava purchased 33,400 Shares On September 15, 2006 in market transactions on the Toronto Stock Exchange at a price of Cdn $2.125 per share.

	(d)	No other person is known to have the right to receive
or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Statement.

	(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS,UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER

None

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

      Exhibit 1:    Agreement to File Joint Acquisition Statements

SIGNATURES
After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information contained in this Statement is true, complete and correct.

      Dated:  September 26, 2006


A. s/James J. Puplava
B. James J. Puplava


C. s/Mary Puplava
D. Mary Puplava


      Puplava Financial Services, Inc.

By:   s/James J. Puplava
	James J. Puplava, President


      Puplava Securities, Inc.

By:   s/James J. Puplava
	James J. Puplava, President


E. s/James J. Puplava
F. James J. Puplava, Trustee
G. Puplava Family Trust


H. s/Mary Puplava
I. Mary Puplava, Trustee
J. Puplava Family Trust





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